UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 19, 2014

Commission File Number: 000-26424

SILVER STANDARD RESOURCES INC.

(Translation of registrant’s name into English)

#800 - 1055 Dunsmuir Street

PO Box 49088, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1G4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. (Registrant)

Date: November 19, 2014	By:	Signed: “Gregory Martin”
Gregory Martin
	Title:	Chief Financial Officer

SUBMITTED HEREWITH

Exhibits	Description

99.1	NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada

99.2	Consent of James N. Carver

99.3	Consent of Karthik Rathnam

99.4	Consent of Thomas Rice

99.5	Consent of Trevor J. Yeomans

99.6	Certificate of Qualified Person – James N. Carver

99.7	Certificate of Qualified Person – Karthik Rathnam

99.8	Certificate of Qualified Person – Thomas Rice

99.9	Certificate of Qualified Person – Trevor J. Yeomans